Exhibit 99.1

Cellect Announces

Successful First Cancer Patient Stem Cell Transplant

Cellect’s technology, ApoGraft™, aims to become a game changer in stem cells transplantations for cancer treatments

Company gets green light from DSMB Board for enrolling additional 2 cancer patients for ApoGraft™ transplantation treatments

Tel Aviv, Israel – March 27th, 2017 – Cellect Biotechnology Ltd. (Nasdaq: APOP, TASE: APOP), a developer of stem cell selection technology, announced today that the first stem cell transplant procedure has been succesfully performed using its ApoGraft™ technology in the Company’s Phase I/II clinical trial in a blood cancer patient.

Up to 50 percent of stem cell transplant procedures, such as bone marrow transplants, result in life-threatening rejection disease, known as Graft-versus-Host-Disease (GvHD). Cellect’s ApoGraft™ technology is aiming to turn stem cell transplants into a simple, safe and cost effective process, reducing the associated severe side effects, such as rejection and many other risks.

Dr. Shai Yarkoni, Cellect’s CEO said,“After 15 years of research, this is the first time we have used our technology on a cancer patient suffering from life-threatening conditions. It is a first good step on a road that we hope will lead to stem cell based regenerative medicine becoming a safe commodity treatment at every hospital in the world.”

Based on the successful transplantation results, the independent Data and Safety Monitoring Board (DSMB) approved the enrollment of 2 additional patients for ApoGraft™ treatment to complete the first study cohort as planned.

About GvHD

Despite improved prophylactic regimens, acute GvHD disease still occurs in 25% to 50% of recipients of allogeneic stem cell transplantation. The incidence of GvHD in recipients of allogeneic stem cells transplantation is increasing due to the increased number of allogeneic transplantations survivors, older recipient age, use of alternative donor grafts and use of peripheral blood stem cells. GvHD accounts for 15% of deaths after allogeneic stem cell transplantation and is considered the leading cause of non-relapse mortality after allogeneic stem cell transplantation.

About ApoGraft01 study

The ApoGraft01 study (Clinicaltrails.gov identifier: NCT02828878), is an open label, staggered four-cohort, Phase I/II, safety and proof-of-concept study of ApoGraft™ process in the prevention of acute GvHD. The study which will enroll 12 patients, aims to evaluate the safety, tolerability and efficacy of the ApoGraft process in patients suffering from hematological malignancies undergoing allogeneic stem cell transplantation from a matched related donor.

About Cellect Biotechnology Ltd.

Cellect Biotechnology is traded on both the NASDAQ and Tel Aviv Stock Exchange (NASDAQ: “APOP”, “APOPW”, TASE: “APOP”). The Company has developed a breakthrough technology for the isolation of stem cells from any given tissue that aims to improve a variety of stem cell applications.

The Company’s technology is expected to provide pharma companies, medical research centers and hospitals with the tools to rapidly isolate stem cells for in quantity and quality that will allow stems cell related treatments and procedures. Cellect’s technology is applicable to a wide variety of stem cell related treatments in regenerative medicine and that current clinical trials are aimed at the cancer treatment of bone marrow transplantations.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss Cellect’s aim to make its ApoGraft™ technology a game changer in stem cell transplations for cancer treatments and procedures, Cellect’s Apograft™ technology aiming to turn stem cell transplants into a simple, safe and cost effective process, reducing the associated severe side effects, such as rejection and many other risks, Cellect’s hope that stem cell based regenerative medicine will become a safe commodity treatment at every hospital in the world and that Cellect’s technology is expected to provide pharma companies, medical research centers and hospitals with the tools to rapidly isolate stem cells in quantity and quality that will allow stems cell related treatments and procedures. These forward-looking statements and their implications are based on the current expectations of the management of the Company only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from procedures, scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; we may encounter delays or obstacles in launching and/or successfully completing our clinical trials; our products may not be approved by regulatory agencies, our technology may not be validated as we progress further and our methods may not be accepted by the scientific community; we may be unable to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties may develop with our process; our products may wind up being more expensive than we anticipate; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; our patents may not be sufficient; our products may harm recipients; changes in legislation; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.’s Annual Report on Form 20-F for the fiscal year ended Decemebr 31, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov. and in the Company’s period filings with the SEC and the Tel-Aviv Stock Exchange.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+ 972-9-974-1444

LifeSci Advisors

Bob Yedid, Managing Director

646-597-6989

bob@lifesciadvisors.com